FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2002

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG REPORTS FINAL 2001 CONSOLIDATED RESULTS

CGG confirms its recovery with a net profit of Euros 15.7 million for the fiscal year 2001 compared to a loss of Euros 11.9 million in 2000

March 14, 2002

CGG (SRD : 12016 ; NYSE : GGY) published today its audited results for the fiscal year 2001.

Total revenues for the year 2001 were Euros 803 million (US$ 720 million), up 15% compared to Euros 695 million (US$ 635 million) for 2000. Total revenues for the fourth quarter 2001 were Euros 246 million, down 5% compared to 2000 (Euros 255 million) and stable when compared in dollars.

Total 2001 revenues for Geophysical Services were Euros 514 million (US$ 460 million), up 11%, in comparison with year 2000 (Euros 463 million, US$ 424 million). For the fourth quarter 2001, Geophysical Services revenues were Euros 143 million (US$ 129 million), slightly down when expressed in Euros and stable in dollars compared to the fourth quarter 2000 (Euros 149 million, US$ 129 million).

In the context of a still slowly recovering market, this increase in revenues results principally from the high volume of offshore business, which benefited from the Group’s fleet capacity increase with the two additional vessels, the CGG Symphony and the CGG Amadeus, acquired from AkerGeo in January 2001. The land acquisition business significantly improved its operational performance after a very difficult year 2000. Processing and Reservoir faced a competitive market throughout the year under pricing pressure.

For the year ended December 31, 2001 Sercel’s Geophysical equipment total sales were Euros 321 million (US$ 288 million), up 32% compared to 2000 (Euros 244 million, US$ 222 million). For the fourth quarter 2001, Sercel’s Geophysical equipment total sales were Euros 108 million (US$ 97 million), a stable level when compared to Euros 111 million (US$ 95 million) for the fourth quarter 2000.

Sercel’s strong performance for the second consecutive year was the result of the confirmed success of its land acquisition product line, mainly the 408 Ultra Link, with more than 100 000 channels sold in 2001. However the marine products market continued to suffer from the industry’s over-investment in the 1998-1999 period.

The operating profit for 2001 was Euros 48.3 million, more than three times the operating profit of Euros 14.2 million in 2000. Geophysical Services nearly broke even compared to an operating loss of Euros 13.7 million in 2000. This result, both for the Group and Services, does not take into account the significant contribution of Euros 9 million from Argas, our land acquisition subsidiary in Saudi Arabia. This contribution was not material in 2000.
The operating profit for the fourth quarter was Euros 28.8 million compared to a Euros 33 million last year which included a Euros 9 million exceptional gain from the sale of Flagship’s software division. This strong improvement in the year to year operating profit of the company results primarily from the recovery in performance of the land division, and from the excellent results of Sercel which generated an operating profit of Euros 64.6 million, 20% of revenues, compared to Euros 29 million in 2000.

Adjusted EBITDA was Euros 201 million, an increase of 35% compared to Euros 151 million in 2000 and represents 25% of the revenues.

The net profit for 2001 was Euros 15.7 million compared to a net loss of Euros 11.9 million in 2000. The net profit for the fourth quarter 2001 was Euros 18.5 million compared to 20.9 million in the fourth quarter 2000. Excluding exceptional items, the fourth quarter 2001 result was Euros 13.5 million compared to Euros 11.9 million in 2000.

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At December 31st 2001, net debt was Euros 229 million, 49.5% of equity of Euros 463 million compared to 64% at year end 2000. In addition to the significant increase in equity, the strong growth in the operational cash flow of Euros 147 million , exceeding investments, explains this noticeable improvement of the Group’s gearing ratio.

As of March 1, 2002, CGG’s total backlog stood at Euros 310 million, representing a significant increase in geophysical services since fourth quarter 2001, especially in land acquisition with recent awards, and a solid backlog for Sercel. This level of backlog supports the Group’s expectations for continued improved performance for year 2002. Concerning revenues, the traditionally strong seasonal profile will be further accentuated this year by the slow start of the Land activity, resulting from delayed decisions in the aftermath of the September 11th tragedy, and the immobilization for conversion of the CGG Mistral across the first half of the year. This transitory slow down in Services revenues will be concentrated essentially in the first quarter of 2002.

Robert BRUNCK, chairman and CEO declared:

“ CGG’s return to profitability in 2001 constitutes the first stage on the course of our recovery plan, and a first success, for which I wish to thank all the CGG staff who managed to remain focused on our objectives during three difficult years. As far as 2002 is concerned, our good backlog and the reinforcement of our management procedures should globally improve our performance. I do hope that the new environment which will result from the on-going consolidation in our industry will be marked by better stability. In this context I am confident about the current business outlook, and believe that CGG has all the required industrial, human, technological and financial assets to manage its development”.

– The detailed results of fiscal 2001 are available on CGG’s website http://www.cgg.com/

– a French language conference call is scheduled at 3 p.m. (Paris time). To take part in the French language conference, simply dial :

– French call in number +33 1 55 69 57 35 – International call in number +44 208 410 14 45 ten to fifteen minutes prior to the scheduled start time
You will be asked for the name of the conference: “CGG Q4 and Year 2001 Results” and the name of the Chairman of the Board of Directors “Robert Brunck”.
A replay will start 2 hours after the close of the call and will be available for 7 days. To listen to the replay, dial +44 208 288 44 59 (code 67 15 82)

– An English language conference call is scheduled at 4.30 p.m. (Paris time) — 9.30 a.m. central time
To take part in the English language conference, simply dial

– International call in +1 913 981 55 08 – US call in +1 800 289 0437 five to ten minutes prior to the scheduled start time.
You will be asked for the name of the conference “CGG Q4 and Year 2001 Results” and the name of the Chairman of the Board of Directors “Robert Brunck”
A replay will start 2 hours after the close of the call and will be available for 7 days. To listen to the replay, dial (888) 203 1112 or (719) 457 0820

Both calls (in English and in French) will be broadcast live on CGG’s website http://www.cgg.com/ and replays will be available for 7 days thereafter.

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Consolidated Statement of Earnings (in million Euros)			French
			(GAAP)
Year ended December 31	2001	2000	Q4 2001	Q4 2000

Operating revenues	802,9	695,3	246,1	254,9
Operating profit (loss)	48,3	14,2	28,8	33,0
Income (loss) from equity investments	8,8	2,6	2,04	1,1
Net interest expenses	(23,0)	(15,9)	(5,2)	(5,8)
Exchange gains (losses)	(1,4)	(5,8)	(0,1)	(5,8)
Income taxes	(16,8)	(10,6)	(6,6)	(2,2)
Minority interest	(0,2)	3,6	(0,2)	0,6
Net income (loss)	15,7	(11,9)	18,6	20,8

Earnings per share in Euro	1,35	(1,28)	1,59	2,12
Average number of shares	11 642 714	9 485 053	11 680 718	9 797 667

Summary of cash-flows

Cash flow from operations*	147,0	24,7	45,1	(7,1)
Capital expenditure	(55,0)	(39,5)	(13,2)	(13,9)
Investment in library	(78,8)	(92,5)	(24,3)	(17,5)

(*) after change in WCR and including sales of multi-client assets

Equity and net debt

Shareholders’ equity	462,8	320,7	462,8	320,7
Net debt	229,0	204,4	229,0	204,4
Gearing ratio	49,5%	63,7%	49,5%	63,7%

Segment information

Operating revenues
Services	513,5	463,3	143,2	150,2
Products	321,2	257,9	108,0	111,5
Elimination	(31,8)	(25,8)	(5,1)	(6,8)
Total	802,9	695,3	246,1	254,9

Operating profit (loss)
Services	(0,8)	(13,7)	15,0	5,0
Products	66,0	36,9	20,1	30,7
Corporate	(10,4)	(7,6)	(4,5)	(2,3)
Elimination	(6,5)	(1,5)	(1,8)	(0,4)
Total	48,3	14,2	28,8	33,0

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contact :	Christophe PETTENATI-AUZIERE (33) 1 64 47 36 75 Christophe BARNINI (33) 1 64 47 38 10

Email :	invrel@cgg.com

Internet :	www.cgg.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
(Registrant)

GENERAL COMPANY OF GEOPHYSICS

Date March 14th, 2002	By Senior Executive Vice President, Finance and Human Resources, Chief Financial Officer (Signature)*

/Michel Ponthus/

*Print the name and title of the signing officer under his signature.